UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Farmers and Merchants Bancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

308856103
(CUSIP Number)

Barry J. Renbaum 3921 Butler Road Reisterstown, Maryland 21136 (410) 526-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023
(Date of Event which Requires Filing of this Statement)

Cusip No. 308856103	Schedule 13D/A	Page 2 of 9 Pages

1	Name of Reporting Person
Barry J. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
307,932 (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
307,932 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
307,932 Shares
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
9.9% (2)
14	Type Of Reporting Person
IN

(1) Barry J. Renbaum purchased the referenced shares in joint tenancy with his wife, Carol E. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares.

(2) Based on 3,092,368 shares of Common Stock outstanding September 30, 2023 as reported in Issuer’s 10-Q.

Cusip No. 308856103	Schedule 13D/A	Page 3 of 9 Pages

1	Name of Reporting Person
Carol E. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
307,932 (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
307,932 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
307,932 Shares
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
9.9% (2)
14	Type Of Reporting Person
IN

(1) Carol E. Renbaum purchased the referenced shares in joint tenancy with her husband, Barry J. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares.

(2) Based on 3,092,368 shares of Common Stock outstanding September 30, 2023 as reported in Issuer’s 10-Q.

Cusip No. 308856103	Schedule 13D/A	Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Farmers and Merchants Bancshares, Inc., a Maryland corporation (“Issuer”). The principal executive office of the Issuer is located at 4510 Lower Beckleysville Road, Suite H in Hampstead, Maryland 21074.

Item 2. Identity and Background.

(a)       Reference is made to the statement on Schedule 13D originally filed by Barry J. Renbaum and Carol E. Renbaum with the Securities and Exchange Commission (“Commission”) on December 19, 2022 and the amendments thereto filed with the Commission on May 15, 2023 and August 11, 2023 (the “Prior Filings”) with respect to the Common Stock of Issuer. This Amendment No. 3 to the Prior Filings amends and supplements the latter to provide the additional information set forth herein. Barry J. Renbaum and Carol E. Renbaum (collectively referred to here as the, “Reporting Persons”) are husband and wife and own the Common Stock to which this amended Schedule 13D relates as joint tenants. Each have agreed to file this statement jointly in an agreement entered into on June 1, 2023 pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. The aforesaid joint filing agreement is attached here as Exhibit A and is hereby and herein incorporated by reference. The Prior Filings are also incorporated herein by reference and are amended herein as appropriate.

(b)       The address of the principal office of Reporting Persons is 3921 Butler Road, Reisterstown, Maryland located in Baltimore County, 21136.

(c)       The Reporting Persons are husband and wife and manage a jointly owned portfolio of securities traded in the public markets at the address specified in (b), above.

(d)-(e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock held by the Reporting Persons to which this amended Schedule 13D relates were purchased using their personal funds in open market transactions and through the Issuer’s dividend reinvestment plan for shareholders. Stock purchases made by the Reporting Persons since their most recently filed statements are reported in attached Exhibit B, which is incorporated herein by reference.

Cusip No. 308856103	Schedule 13D/A	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Item 4 of the Prior Filings are hereby and herein incorporated by reference into this Item 4. As represented in Item 4 of the Prior Filings, Reporting Persons presently have no plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, they may, in the future, take such actions with respect to their investment in Issuer, alone or with others, that may involve events described in the aforesaid subparagraphs, including communications with Issuer’s Board of Directors (the “Board”) and other stockholders respecting strategies to enhance shareholder value by, among other initiatives, pursuing changes in the composition of the Board. In connection with the related disclosure in Item 4 of the second-amended Schedule 13D filed with the Commission, Maryland’s Office of Commissioner of Financial Regulation approved Reporting Persons’ application to purchase 9.9% of Issuer’s Common Stock; and, this third-amended Schedule 13D reports that acquisition.

Item 5. Interest in Securities of Issuer.

(a)         As of the close of business on December 19, 2023, the Reporting Persons beneficially owned, in aggregate, 307,932 shares of Issuer’s Common Stock representing 9.9% of the 3,092,368 shares issued and outstanding on September 30, 2023. These shares are registered in the names of and are jointly owned by Barry J. Renbaum and his wife, Carol E. Renbaum. In accordance with their status as joint co-owners of said Common Stock, each spouse owns a direct, albeit indivisible, interest in the aforementioned 307,932 shares of Issuer’s stock and share the power to vote those securities as well as the power to dispose of them. The second and third pages covering this amended Schedule 13D sets forth in rows (11) and (13), respectively, the aggregate number of shares and corresponding ownership percentages of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this amended Schedule 13D are calculated based upon 3,092,368 shares of Common Stock outstanding as of September 30, 2023 as reported by Issuer in Quarterly Form 10-Q filed with the Commission on November 14, 2023.

(b)        Barry J. Renbaum and his wife, Carol E. Renbaum, share the power to vote or to direct the vote, and to dispose or to direct the disposition of the 307,932 shares of Common Stock referenced in paragraph (a), directly above.

(c) The transactions in the shares of Common Stock conducted by the Reporting Persons since their most recent filing of an amended Schedule 13D are set forth in Exhibit B, which is attached hereto and is incorporated herein by reference.

(d)        No persons other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from the securities beneficially owned by the Reporting Persons. No persons other than the Reporting Persons are known to the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)        Not Applicable.

Cusip No. 308856103	Schedule 13D/A	Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings, or Relationships Respecting Securities of Issuer.

On June 1, 2023, the Reporting Persons executed a revised Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them of Schedule 13D with respect to the Common Stock of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 herein and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits.

(a) Exhibit A: Joint Filing Agreement dated June 1, 2023.

(b) Exhibit B: Interim Stock Transactions

Cusip No. 308856103	Schedule 13D/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete, and correct.

Date: December 19, 2023	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: December 19, 2023	/s/ Carol E. Renbaum
Carol E. Renbaum

Cusip No. 308856103	Schedule 13D/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement

(Revised on June 1, 2023)

This joint filing agreement (the “Agreement”) is made and entered into on the first (1st) day of June, 2023 by and between Barry J. Renbaum and Carol E. Renbaum in consideration of their reciprocal promises in connection with and pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

The undersigned parties hereby consent to the joint filing with each other and on behalf of one another of a single Schedule 13D statement, including any future amendments thereto, with respect to their joint ownership of the common stock (par value $0.01 per share) of Farmers and Merchants Bancshares, Inc. beneficially and jointly owned by each of them.

Said undersigned parties further agree that each of them is responsible for the timely filing of such schedule and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that neither such party is responsible for the completeness or accuracy of information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned further agree that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D joint filings referenced herein.

Date: June 1, 2023	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: June 1, 2023	/s/ Carol E. Renbaum
Carol E. Renbaum

Cusip No. 308856103	Schedule 13D/A	Page 9 of 9 Pages

EXHIBIT B

Interim Stock Transactions

(August 12, 2023 to December 19, 2023)

Date of Purchase	Transaction Type	Number of Shares	Price Per Share
November 30, 2023	Open Market Purchase	2000	$18.00
December 1, 2023	Open Market Purchase	18,950	$17.75 - $18.00
December 15, 2023	Dividend Reinvestment	5517	$17.72